FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

29 November 2018

SANTANDER UK GROUP HOLDINGS PLC

STATEMENT ON THE OUTCOME OF THE 2018 BANK OF ENGLAND STRESS TESTS

Santander UK notes the publication of the results of the 2018 stress tests conducted on seven major UK banks and building societies by the Bank of England.

As a result of the exercise, the Bank of England does not require Santander UK to undertake any actions.

Since the introduction of IFRS 9 in January 2018 the stress test results are published on an IFRS 9 transitional and non-transitional basis, over a five-year stress period to the end of 2022.

On an IFRS 9 transitional basis Santander UK's lowest post-stress CRD IV end-point common equity tier 1 ('CET 1') capital ratio was modelled to be 10.8% before management actions and 10.9% after allowed management actions.

On an IFRS 9 non-transitional basis Santander UK's lowest post-stress CRD IV end-point CET 1 capital ratio, was modelled to be 9.5% before management actions and 9.7% after allowed management actions.

These results are significantly in excess of the CET 1 hurdle rate established by the Bank of England of 7.5% on an IFRS 9 transitional basis, and 7.7% on an IFRS 9 non-transitional basis.

Santander UK reported a CET 1 capital ratio of 13.1% as at 30 September 2018.

For the third year in a row, Santander UK had the lowest stressed CET1 ratio impact of all participating firms, demonstrating our resilient balance sheet and prudent approach to risk.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2A CET1 requirement, an estimate of the applicable Systemic Risk Buffer and an adjustment to offset the pro-cyclical impacts of IFRS 9. Santander UK expects that a Pillar 2A requirement of 3.1% and Systemic Risk Buffer will be set in the first quarter of 2019.

On an IFRS 9 transitional basis Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2022, was modelled to be 3.9% both before and after management actions.

On an IFRS 9 non-transitional basis Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2022, was modelled to be 3.4% both before and after management actions.

These results are in excess of the leverage threshold established by the Bank of England of 3.26% on an IFRS 9 transitional and 3.25% on an IFRS 9 non-transitional basis. Santander UK reported a leverage ratio of 4.4% as at 30 September 2018, consistent with the ratio as at 31 December 2017. As at 30 September 2018 the leverage exposure was £279bn.

Disclaimer

Santander UK Group Holdings plc and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management's current expectations, estimates and projections and both Santander UK Group Holdings plc and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report and page 72 of the Santander UK Group Holdings plc 2018 Half Yearly Financial Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK Group Holdings plc, Santander UK plc, Banco Santander, S.A. and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Contacts

Bojana Flint
Head of Investor Relations
020 7756 6474

Andy Smith
Head of Media Relations
020 7756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 29 November 2018	By / s / Marc Boston
(Authorised Signatory)